METAPATH SOFTWARE INTERNATIONAL, INC.
                                 138-142 STRAND
                                 LONDON WC2R 1HH
                                 UNITED KINGDOM
                                +44 207 898 8800



                                 March 19, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

           Re: Application for Withdrawal of Registration Statement on Form S-1
               (No. 333-31741) of Metapath Software International, Inc.
               ----------------------------------------------------------------

Gentlemen:

           Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), application hereby is made by Metapath Software International, Inc., a Delaware corporation (the "Company"), to withdraw the following the Registration Statement on Form S-1 (No. 333-31741), filed by the Company with the Securities and Exchange Commission (the "Commission"), and all exhibits thereto (the "S-1 Registration Statement"), relating to the proposed initial public offering (the "Offering") of shares of common stock, par value $0.01 per share, of the Company (the "Shares"). None of the Shares covered by the S-1 Registration Statement have been sold by the Company pursuant to the S-1 Registration Statement.

           The basis upon which this application for withdrawal is made is as follows:

           On June 15, 2000, the Company completed a series of transactions as a result of which the Company became an indirect wholly-owned subsidiary of Marconi plc, a company organized and existing under the laws of England and Wales.

           Accordingly, the Company respectfully requests the Commission to (i) grant the application of the Company to have the S-1 Registration Statement withdrawn pursuant to Rule 477 under the Securities Act and (ii) issue an



62634.0003

Securities and Exchange Commission
March 19, 2001
Page 2



appropriate order to be included in the file for the S-1 Registration Statement (No. 333-31741) to the effect that the S-1 Registration Statement has been "Withdrawn upon the request of the Registrant, the Commission consenting thereto."


                                  Very truly yours,

                                  METAPATH SOFTWARE INTERNATIONAL, INC.

                                  /S/ DEREK L. MEADES
                                  -----------------------------------------
                                  By: Derek L. Meades
                                      Chief Financial Officer



cc:  The Nasdaq Stock Market, Inc.
     Ms. Akiko Mikumo